

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 14, 2023

Stephen Fitzpatrick
Chief Executive Officer
Vertical Aerospace Ltd.
Unit 1 Camwal Court, Chapel Street
Bristol BS2 0UW
United Kingdom

> **Re: Vertical Aerospace Ltd.**
> **Registration Statement on Form F-3**
> **Filed November 9, 2023**
> **File No. 333-275430**

Dear Stephen Fitzpatrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing